Filed by Dell Technologies Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1933

Subject Company: Dell Technologies Inc.

(Commission File No. 001-37867)

•	The following is a transcript of the investor call held on July 2, 2018

DELL INCORPORATED

Moderator: Robert Williams

July 2, 2017

7:00 a.m. Central

Robert Williams	Thank you, Sylvia.

Good morning and thank you for joining us on short notice. On the call today are Dell’s Founder, Chairman and CEO, Michael Dell, our Chief Financial Officer, Tom Sweet, and our vice-chairman, Products and Operations, Jeff Clarke.

We are pleased to announce that Dell Technologies has completed its strategic review and has reached an agreement with its special committee of independent directors to exchange the outstanding public tracking stock of Dell Technologies for Class C common stock of Dell Technologies or, at the holder’s election, cash.

We have posted the press release and presentation on our Investor Relations website and we encourage you to review these documents for additional perspective on the transaction. Additional information about the transaction and the associated risks will be included in the SEC filings of Dell Technologies.

Today, we will focus on the transaction framework, the high-level rationale for the transaction and the Dell Technologies story. We will then take approximately 15 minutes of Q&A.

Lastly, I’d like to remind you that all statements made during this call that relate to future results and events are forward-looking statements that are based on our current expectations. Actual results and events could differ materially from those projected in our forward-looking statements, due to a number of risks and uncertainties, which are discussed in our annual and quarterly SEC filings, in the cautionary statement contained in our press release, and on our website. We assume no obligation to update our forward-looking statements.

With that, I’ll turn the call over to Tom Sweet.

Tom Sweet	Thanks Rob.

Let me start by providing an overview of the proposed transaction.

Dell Technologies is proposing to exchange each share of its Class V common stock for 1.3665 shares of Dell Technologies Class C common stock or $109 in cash, which is subject to an aggregate cash consideration not exceeding $9 billion.

As a result of this exchange, Dell Technologies plans to directly list its Class C common stock on the New York Stock Exchange. The cash consideration per share offer represents a 29 percent premium to the Class V share stock price immediately prior to announcement.

In connection with the transaction, and following Class V stockholder approval of the exchange, VMware plans to pay a special dividend of approximately $11 billion of excess balance sheet cash, of which $9 billion will go to Dell Technologies, with the remaining approximately $2 billion to VMware Class A shareholders. Dell Technologies plans to use the dividend proceeds to fund the cash consideration paid to Class V stockholders, with any remaining cash proceeds used for future share repurchases or debt paydown.

VMware remains an independent publicly traded company that is well capitalized with more than $2 billion of cash and investments pro forma for the transaction, a strong cash flow profile, and a simplified ownership structure.

The transaction is expected to close in the fourth quarter of calendar year 2018, pending Class V stockholder approval.

The transaction represents the culmination of Dell Technologies strategic review that we had announced in our 13D filing and subsequent 8K filing. The framework above is a result of our interaction with the special committee of the Board of Directors of Dell Technologies and their focus on representing the interests of the Class V stockholders.

The transaction also simplifies Dell Technologies’ capital and ownership structure and will enable Dell Technologies to grow into an even stronger company, delivering benefits to its customers, partners, investors and team members.

While Dell Technologies’ Class C shares will become publicly listed, Michael Dell and Silver Lake remain committed stockholders with majority ownership stake, and they intend to continue to manage the company with a focus on long-term growth. Class V stockholders electing to receive stock consideration in the transaction will be able to invest alongside Michael Dell and Silver Lake and benefit from potential future value creation across the entire Dell Technologies family.

This structure enables the full Dell Technologies business to be reflected in a publicly-traded stock, while continuing to maintain its focus managing its business for the long-term.

The transaction also enables strategic and financial flexibility for future initiatives.

Now, let me turn the call over to Michael.

Michael Dell	Good morning, everyone, and thank you for joining us.

A lot has changed since Dell Technologies became a private company, and I’m excited to share our progress with you.

Over the past four and a half years, we’ve transformed to become a leader in our industry and we’re experiencing strong growth as a result.

I would like to take a moment to thank all the Dell Technologies team members for their dedication from the take-private, through the merger with EMC, and now as we enter our next phase of growth.

While some of our competitors have been cutting costs and trimming their portfolios, Dell Technologies has continued to invest heavily in product development and sales capacity. We’re no longer just a PC and server company, though these businesses are still important aspects of our business and doing quite well.

We’ve gained PC share for 21 consecutive quarters and are the number one vendor in PC revenue and profitability. We’re also number one in the world in x86 server units and revenue.

With the acquisition of EMC in the fall of 2016, we strengthened our storage portfolio, which moved us into the number one position across all key external storage categories.

The EMC transaction also boosted our software-defined and cloud capabilities, with the additions of VMware, Pivotal and Virtustream.

Now, with the full capabilities of Dell Technologies, we provide comprehensive solutions to our customers and through the portfolio effect we’ve been to very effectively cross-sell for example with VMware and Pivotal.

We continue to focus on innovation in the software-defined solution area, and we’ve designed our workforce accordingly. Approximately 85 percent of our engineers are software engineers.

Today, Dell Technologies stands above all others in the industry with an unmatched portfolio from the edge to the core to the cloud, and we are the trusted technology partner to help customers with their digital transformations.

Let me take a minute and walk you through what Dell Technologies looks like today.

Our unmatched portfolio of technologies and services span eight distinct brands, and, together, they give us a powerful capability to lead the digital, IT, security and workforce transformations of our customers and to win in the consolidation of the core technology sectors in which we compete.

The proof of this power can be seen clearly in our recent performance.

Over the trailing twelve-month period, we have generated $83.5 billion in non-GAAP revenue. Just in the first quarter of fiscal ‘19, Dell’s non-GAAP revenue of $21.5 billion was up 17 percent year-over-year, which was the highest organic year-over-year growth rate for quarterly revenue that we’ve seen since 2011.

Also over the trailing twelve months, Dell generated $9.7 billion of adjusted EBITDA or 11.6 percent of non-GAAP revenue and $7.7 billion in cash flow from operations.

We have accelerated our pace of innovation through continued investments in research and development. In fact, over the past three years, our cumulative research and development investments have been over $12 billion. That innovation has helped us capture and maintain leadership in Virtualization, Storage and Servers.

And our roughly 40,000-person salesforce and growing partner program have consistently delivered competitive wins, including with many of our largest customers, who represent 99 percent of the Fortune 500. And we’ve been able to effectively cross-sell the entire Dell Technologies family of businesses.

Like our customers, we have had to transform for a new Digital Era. The world of business and technology is merging in a fourth Industrial Revolution, enabled by a perfect storm of technology tipping points. Edge computing and the Internet of Things, ubiquitous connectivity through broadband and 5G, along with AI and machine learning, have come together to transform the way we use data.

And when this is done right, data becomes the basic building block of every organization and the most valuable asset, perhaps even more valuable than products and services.

And as the amount of data continues to explode, it’s driving an acceleration in IT spending, as IT departments face the dual priorities of investing in cloud-native applications for the future, while also optimizing the traditional applications and infrastructure.

Dell Technologies is well-positioned to capture an outsized portion of this spend, given the breadth of our innovation across our entire family of businesses.

And we are unique in our ability to offer secure, integrated solutions that span from the intelligent edge to the multi-cloud ecosystem and enable the software revolution of AI and machine learning that is transforming our world.

We support applications across the multi-cloud ecosystem through solutions from VMware, Pivotal, Virtustream and Boomi.

We can help customers with IT transformation by modernizing their datacenters with Dell EMC and VMware.

And we’re addressing workforce transformation through our Dell client business and VMware’s end-user computing offerings.

And we surround all of this with intelligent, business-driven security from RSA, SecureWorks, AirWatch and NSX

And it’s all supported by our global services that span the entire Dell Technologies portfolio and our flexible consumption offerings from Dell Financial Services.

All of our solutions are also all supported by our best-in-class go-to-market engine and world-class supply chain.

And now let me turn it back over to Tom to give you a bit more detail on the investment highlights and our financial performance.

Tom Sweet	Thanks Michael.

I am going to spend the next few minutes walking you through the investment highlights and why we think this transaction is attractive.

As Michael mentioned, Dell Technologies is a leading integrated, end-to-end technology provider at scale with a best-in-class go-to-market model and a unique portfolio of complementary solutions that we bring to bear through our family of companies.

We have a very attractive financial model with strong cash flow and the momentum in our business is growing.

Our balance sheet is strong and our liquidity profile provides significant financial flexibility for future investment and growth.

And, none of this would be possible without the leadership of our world-class, founder-led management team.

Let’s review each of these areas for a bit more context.

Dell Technologies is the integrated, end-to-end technology provider. No one else offers the same portfolio breadth or scale.

Looking across the competitive landscape, we are the only one able to provide the essential infrastructure from the edge to the core to the cloud. A powerful installed base across key technologies, built upon the extensive relationships we have with our valued customers, positions us to continue to take share through cross-sell synergies and consolidation.

In addition to these core capabilities, we have a broad and comprehensive services capability, from extended warranty and deployment services for our products and solutions to data center and other transformative consulting services that assist our customers on their transformation journey.

We also offer unique financing capabilities through Dell Financial Services, including consumption and utility models that provide customers with cloud-like economic models, with the flexibility to meet their needs as their technology requirements continue to evolve.

Dell Technologies has unrivaled go-to-market reach and customer relationships.

Our strong salesforce of approximately 40,000 sellers across 72 countries is complemented by a strong and growing world-class partner program that now includes approximately 150,000 partners, serving roughly 180 countries.

And in addition to the primary selling organizations, we have other sales organizations supporting services and our financing offerings that are aligned with our primary selling teams.

Our large direct sales force is a key differentiator for us. It provides deeper relationships with customers and significant opportunity for cross-selling products and services through our attach motion.

For example, the momentum we are currently seeing with our largest customers in terms of deal sizes, deal scope and velocity highlights the synergies we have realized and the incremental opportunity we have in front of us. More than 40 customers purchased in excess of $40 million of Dell Technologies products and services in each of the last two quarters alone.

The company has realized very strong revenue growth in historical EMC accounts where Dell previously had little or no footprint prior to the merger, and in historical Dell accounts where EMC had little or no footprint. Revenues in these thousands of underpenetrated accounts have nearly doubled in fiscal ‘18.

Ninety-seven percent of the top 500 customers purchased products and services from two out of the three previously standalone companies.

I will now turn it over to Jeff Clarke to talk about our solutions portfolio.

Jeff Clarke	Thanks Tom

Dell Technologies is built to thrive as the IT industry continues to evolve at an accelerating pace. Our unique end-to-end portfolio offers a complementary set of solutions for our customers that differentiates us from the rest of the industry.

We are a leader in several big industry segments, especially in our core businesses.

We are number one in reported PC revenue and profitability, number one worldwide in x86 server units and revenue, number one in all key categories of external storage, and number one in server virtualization software.

We hold leadership positions in the cybersecurity segments in which RSA and Secureworks operate.

In addition, we are continuing to build strong positions in new growth areas such as multi-cloud management, application development and data analytics with VMware, Pivotal, Boomi and Virtustream.

As we think about our performance both financially and from an industry share perspective, we obviously know that we are being helped by a strong economic and IT spending environment. As we look at our top 10 markets by country across the globe, GDP and IT spending are expanding in all ten.

But we also believe that we are benefiting from the investments we have made in the business over the last six quarters to position the company for success.

Let’s take a look now at how we compare with other companies, starting with our Industry Share or Relative Performance versus our peers.

In our Infrastructure Solutions Group, we gained share year-over-year in external storage segment during the first calendar quarter of 2018 according to IDC, which was the first quarter of our storage share gain since we closed the EMC transaction. In addition to external storage, we also remained the industry leader in data protection.

Moving to servers, we’ve seen strong performance over the past few quarters that has helped us become the worldwide leader in x86 servers based on both units and revenue according to IDC. In calendar Q1, we grew mainstream server revenue by more than 42 percent year-over-year.

We are also performing well on a relative basis, and I’d like to note that in June, IDC raised their 2018 x86 server revenue forecast by 12.5 points to 21 percent year-over-year growth, which bodes well for our server velocity going forward.

In the fast growing hyperconverged infrastructure space, we gained 8 points of share in calendar Q1, growing 142 percent and 2x the segment, remaining number one in revenue according to IDC. We also remained the industry leader in converged infrastructure.

Turning to client, in total, we gained 100 basis points of worldwide PC unit share according to IDC, marking the 21st straight quarter of year-over-year share gains. Our year-over-year unit growth of 6.4 percent was above the industry and was the best of the top five vendors per IDC.

In commercial PCs, we grew units 9 percent year-over-year, which was more than three times the industry growth. Total workstation units for the industry grew nearly 10 percent worldwide in the first quarter of 2018, with growth in all regions. Dell grew above the industry with 11 percent growth and is the industry-leading provider of workstations worldwide with 41 percent share.

I would also mention we are number one in flat panel monitors for the 20th consecutive quarter and gained 150 basis points of share year-over-year in calendar Q1.

I’ll now turn it back over to Tom to take you through the financial model.

Tom Sweet	Thanks Jeff.

From an investment perspective, Dell Technologies has an attractive financial model.

We have a great management team and a strong track record of delivering results as a company over our collective history. Now, as a combined family of businesses, we are even better.

We have an unmatched portfolio of businesses, underpinned by deep customer relationships around the globe.

Our unique portfolio, including three publicly traded companies, is a diverse mix of growing and mature businesses with combined size and scale that generates strong cash flow. Over the trailing twelve-months, we delivered $6.1 billion of free cash flow due to the strength of our business and our efficient cash conversion cycle.

We have several emerging businesses, including Pivotal and Boomi, that are still in the growth phase and have yet to become cashflow positive but have promising long-term potential.

Moving back to the present, we are excited about the momentum we are seeing in our business and the potential revenue synergy opportunities.

I now want to talk a bit about that momentum, which we highlighted in Q1, and that has continued into Q2.

We had a strong first quarter with balanced growth across all business units, regions, and customer segments. Our broad set of capabilities and Better Together philosophy drove top-line momentum and improved profitability.

We saw double-digit non-GAAP revenue growth in the Infrastructure Solutions Group, Client Solutions Group and VMware as the momentum we saw building last year continued into fiscal ‘19.

Total consolidated non-GAAP revenue was $21.5 billion, up 17 percent from last year, driven primarily by year-over-year double-digit growth in commercial client, servers, storage and VMware.

Consolidated Adjusted EBITDA for the first quarter was up 33 percent to $2.4 billion or 11.1 percent of non-GAAP revenue, which was a 130-basis point improvement over the same period last year.

As we said on the Q1 earnings call, we are seeing better market conditions, driven by improved global growth and improving IT demand, driven by digital transformation. And the momentum we saw in Q1 has continued into Q2 as we expect our Q2 fiscal ‘19 non-GAAP revenue growth to be between 11 to 16 percent year-over-year.

Let’s turn now to our balance sheet. We’re pleased with the progress we’ve made on debt repayment while continuing to invest in the business.

We’ve now paid down approximately $13 billion of gross debt, excluding DFS and subsidiary debt, since closing the EMC transaction.

As most of you know, we typically focus our leverage discussions on core debt for Dell Technologies. Core debt represents the total principal amount of our debt, less unrestricted subsidiary debt, DFS related debt, and other debt, which includes the margin loan. Please see our first quarter fiscal ‘19 earnings performance review presentation for a reconciliation.

As of the June 4th earnings call, our core debt balance was $37.8 billion.

We’re financially strong and comfortable with our ability to pay down $5 billion in total debt this year as planned.

Our cash and investments balance is approximately $10.7 billion pro forma for the transaction. Roughly $8.1 billion, excluding public subsidiaries, will remain on the balance sheet after the transaction.

Note that we also have approximately $5 billion of undrawn revolver capacity across Dell Technologies.

I will touch briefly on our management team before covering our financial policies.

Dell Technologies will continue to be founder-led, along with a world-class leadership team.

Michael will remain CEO and no other changes to our leadership team are anticipated.

Moving to our financial policy and FY19 objectives.

We are committed to maintaining conservative financial policies and have a strong track record of cash flow generation and debt pay-down after both the LBO and the EMC transactions.

This transaction simplifies our capital structure, while maintaining VMware’s independence.

As we have discussed with you previously, we will continue to focus on driving profitable growth and share gains above the industry, and we will continue our disciplined investment approach, particularly focused on our go-to-market capability and then ISG, where we’re focused on balancing growth and improving profitability as we work to simplify our storage and data protection solution roadmaps over time.

We are leveraging our efficient business model to generate cash flow and are making good progress on debt pay down. Our ultimate goal is still to drive to investment grade corporate metrics and leverage ratios, and our capital allocation strategy will continue to reflect that commitment.

Turning to guidance.

For fiscal ‘19, given the momentum we’ve seen year-to-date, we expect non-GAAP revenue between $86.5 billion and $88.5 billion for the full fiscal year. This range would include a year-over-year revenue growth rate range of 10 to 12 percent for ISG and 7 to 10 percent for CSG.

We expect non-GAAP Operating Income between $8.1 billion and $8.4 billion and non-GAAP Net Income between $4.5 billion and $4.8 billion.

Over the longer term, we continue to focus on relative performance, targeting growth premiums that translate to a 4 to 6 percent fiscal ‘20 to ‘23 CAGR for Dell Technologies. We continue to target approximately 115 to 145 basis points of PC unit share gain in a consolidating market and a 500 to 700 basis points premium in Mainstream Servers. In Storage, we’re targeting an 800 to 900 basis point premium to industry growth. From a long-term profitability standpoint, we’re targeting non-GAAP Operating Income at approximately 12 percent of revenue.

With that grounding in our near and long-term guidance, let me now take a minute to talk about the value we see in the combined public company pro forma for the transaction

Everything we’ve said so far today points to the tremendous opportunity ahead in our existing portfolio of businesses

The businesses in that portfolio fall in two categories. Much of our portfolio has been private for some time, with no public mark on its value. This category includes both high free cash flow and high growth businesses, including the core CSG and ISG businesses, RSA, Boomi and Virtustream.

Over the trailing twelve months, these businesses generated over $3 billion of levered free cash flow, after tax and debt service.

In fact, trailing twelve months of levered free cash flow was approximately $5 billion before the $1.8 billion of incremental DFS customer financing receivables that Dell funded on its balance sheet, which is an asset, expected to be repaid, with interest, over time.

In addition to the significant cash generation from these combined businesses, they also grew non-GAAP revenue 18 percent year-over-year in the first quarter.

As for the other businesses in our portfolio, VMware, Pivotal and Secureworks, each trade independently, and based on their prior close, Dell Technologies’ aggregate ownership in those businesses is worth approximately $53 billion.

Now, for the equity consideration to DVMT shareholders to be worth $109 per share, the same as the cash consideration, Dell Technologies would need to have a pro forma market cap of $60 to $70 billion, and we have some math in our presentation deck to bridge that for you.

That would value the combined businesses in the first category on that page at a little over $17 billion, which excludes the value of the public subsidiaries.

That breakeven equity value of $17 billion, against this earnings and free cash flow, corresponds to a PE multiple of 6.5 times and a levered free cash flow multiple of 5.9 times, respectively or 3.7 times after adjusting for the DFS accounts receivable.

Now that we have covered valuation, let me reiterate, Dell Technologies remains committed to creating long-term value for shareholders, including Michael Dell, who currently owns 72 percent of Dell Technologies common stock and will continue to serve as Chairman and CEO. Silver Lake remains a long-term partner to Dell and currently owns 24 percent of Dell Technologies common stock. Both Michael Dell and Silver Lake fully support the transaction.

Now, let me turn it back over to Michael to provide his closing thoughts.

Michael Dell	Thank you, Tom.

Dell Technologies is becoming an ever more important solution provider in the broader IT ecosystem. We have deeper and more strategic customer relationships, a proven go-to-market model, business momentum, and technology innovations, all supported by an internal culture of winning.

Our family of businesses operates, and will continue to operate, with a Better Together approach, with cross-business governance from the executive level, all the way through the functional levels.

And we will continue to invest for long-term growth, and our focus remains on serving our customers, providing them with a superior experience and the solutions to help them make Digital transformation real.

With that, I’ll turn it back over to Rob to begin the questions and answers.

Robert Williams	Thanks, Michael.

Now let’s open it up for questions.

As a reminder, please limit your questions to one with one follow-up.

Sylvia, can you introduce the first participant?

Operator	Your first question comes from the line of Shannon Cross.

Shannon Cross	Thank you very much. It’s nice to speak with you guys.

You know, Michael, can you talk a bit, you’ve spent the last several years sort of restructuring the company, obviously taking some parts of it public, cutting costs in other places. Why now and how far along do you think you are in that process?

I mean, clearly there has been a lot of share loss at EMC. It seems like it’s turning the corner, but I’m just trying to get an understanding for why do this transaction at this point in time, and where you think the asset that is Dell Now is in terms of where you want it to be on a long-term basis?

Michael Dell	Well, thank you, Shannon.

We have made a lot of progress. It is a very different company than it was five or so years ago. And we’re seeing tremendous momentum inside the business.

As you know, earlier this year we kicked off this process, looked at the various alternatives, and concluded that this was a great way to not only simplify the structure, but create flexibility for us and expose the great businesses that we have here back to the public markets.

Now, as it relates to our storage and data center business, I’d point out last quarter our data center business grew 25 percent. That’s pretty extraordinary given the leading position that we have in the industry.

And the combination of assets and capabilities that we have in storage and compute, along with VMware and Pivotal are really unmatched in the industry. And that’s all resonating quite well with customers.

Shannon Cross	Okay. And then, I guess, Tom, can you talk a bit about the $11 billion dividend? I mean, obviously $9 billion gets to the 109 and that, but how was that determined with VMware? And can you talk a bit about the negotiations between the independent directors and sort of how you got to the valuation levels that you’re talking about?

Tom Sweet	Well, look, Shannon, obviously both companies have very strong governance models, and VMware had a special committee as well as the Dell Technologies Board had a special committee.

The construct of the dividend came through a conversation, I wasn’t part of those conversations, between the committees around how do we think about ultimate value creation at the Dell Technologies family level while protecting the financial framework at a VMware level.

And so with the excess balance sheet cash that VMware had as freed up by the U.S. tax reform, a conversation ensued, and an agreement was made between the committees and a dividend to all shareholders of Class A VMware common stock was appropriate. And obviously the Dell portion of that translates into roughly $9 billion.

So it was a negotiation framework that the special committees entered into. I think the management teams of both businesses are supportive of that framework and believe that it’s in the best long-term interest of both companies.

Shannon Cross	Thank you very much.

Operator	Your next question comes from the line of David Eller.

David Eller	Good morning and thank you for taking the questions.

In the slides you talk about a commitment to an investment grade rating, and I think in the past you’ve primarily talked about investment grade metrics. So maybe if you could remind us if there’s been any change in tone there.

And then also could you remind us just generally about your desire to be investment grade, why is that important?

And then, lastly have you had any preliminary conversations with the credit ratings agencies about the transaction and how they’re viewing it?

Thank you.

Tom Sweet	Thanks, David. It’s Tom. Let me take that.

Look, the way we always talk about that is we talk about, it’s not going to be our decision to be named investment grade. That will be the decision of the various credit rating agencies.

It is our desire to drive towards and achieve investment grade-like metrics, both from a leverage ratio and from a total all, total debt balance. So if there is some nuance between the deck and the talking points, you should lean into my comments around investment grade-like metrics in terms of what we’re trying to drive.

It’s important for a couple of reasons. One, we obviously have the financing subsidiary that has to be competitive from a cost of capital perspective. We also have a global footprint, and we’re dealing with, as you know, many of the largest companies on the globe.

And so from just an overall framework of financial stability, our ability to assure our customers of long-term relationships with a strong and growing financial partner, we believe it’s in the best interests of the company to be ultimately back to investment grade-like metrics.

So that’s a long-term goal. Obviously, we’ll continue to work towards that. And you’ve seen good progress since we’ve closed the transaction with EMC in September of 2016. We’ve paid down roughly $13 billion of gross debt. We’ve continued to run a disciplined capital allocation process that balances both debt repayment with investment back into the business as evidenced by the investments in our go-to-market capability and in the solution development investment that we’ve given ISG and CSG.

We had preliminary top-level phone calls with the rating agencies on Friday just at a very high level with not a lot of detail. And we will be meeting with them over the next few days to take them through in more depth the transaction framework and how we think about it relative to our businesses.

And so they will ultimately make their own determination of what they think about this, and we’re going to try to provide the appropriate information to them to help them with that determination.

Operator	Your next question comes from the line of Karl Keirstead.

Karl Keirstead	Thank you.

My questions are more VMware-centric.

Michael, I’m wondering if you could address the risk in the minds of VMware holders that Dell will consider some future action with VMware, let’s say, over the next few years.

So I just wanted to ask you, is this dividend truly one-time in nature and, while I realize you always want to retain flexibility, is it fair to say that a business combination with VMware is now firmly off the table, at least for the foreseeable future?

And then, as my follow-up, VMware in their press release suggested that they’ve entered into a governance agreement with Dell. To the extent that that is new, do you mind adding a little meat to what’s in that new governance agreement?

Thanks so much.

Michael Dell	Well, look, I think directionally you’re on the right line of thinking here. We are excited about VMware’s independent future as a company, and as we examined all the options, you obviously know where we came out. Don’t have any future plans to change the structure, and we’re excited about the go forward.

As it relates to VMware’s independence, obviously there was a special committee involved at VMware that determined on their own that the dividend was in the best interest of all VMware shareholders, and that this transaction was, indeed, a very good thing for VMware.

And as you’ll see in the various documents, should there be future considerations there will be special committees again. But, again, we don’t anticipate any specific transactions and are excited about VMware’s future and certainly it’s an important and growing part of Dell Technologies.

Karl Keirstead	Thank you, and then the governance agreement?

Michael Dell	I outlined the core of it as it relates to any future activities, none of which are anticipated. And in our filings and such, all that will be detailed.

Karl Keirstead	Okay, got it. Congratulations on the transaction.

Michael Dell	I don’t think you’ll find any big surprises there if that’s your question.

Karl Keirstead	Got it, thanks so much.

Operator	Your next question comes from the line of Frank Jarman.

Frank Jarman	Great, thanks so much, guys. Just one follow up to the question on the balance sheet and how to think about the relationship between Dell and VMware now. So I guess going forward as we remove the tracking stock, how should we think about Dell and VMware from a balance sheet perspective? Should we still think of them effectively as separate balance sheets, as creditors think about it, or should there be a closer tie going forward? Thank you.

Tom Sweet	Hey, Frank, it’s Tom. Let me take that. You should think about the balance sheets as separate balance sheets, given the fact that VMware is an independent, publicly-traded company. Obviously, we have a majority ownership framework within VMware. But they manage their own balance sheet. Dell Technologies manages the consolidated balance sheet. There are clearly governance frameworks that, given the minority shareholders in VMware, to ensure that both balance sheets are appropriately managed in the best interest of the respective companies.

So you should think of it much like probably how you thought about it in the past, which is that they’re separate and they’ll continue to be managed separate. And VMware, as you know, has outstanding debt that’s separately rated and obviously that’s important for everybody to understand that those considerations are paramount as we think about making sure that the respective companies have the appropriate governance structure, as demonstrated that they have in the past.

Frank Jarman	Okay, great. That’s helpful. And then just as a second follow-up. So on flag 22, thanks for the guidance that you guys provided for Fiscal 2019. I just wanted to ask about the non-GAAP operating income guidance range of $8.1 to $8.4 billion. If I think about the last 12 months I think you guys had done 10 percent operating income margins, which worked out to around 8.4 billion. So when I think about the guidance for growth going forward and the $8.1 to $8.4 billion range, that’s roughly about a 9.4 percent margin. So how do we think about the margin story over the back half of this year?

Tom Sweet	Look, I think what we’ve tried to provide for you in that framework was how we’re thinking about both short-term and long-term. We are not going to get into the habit, or the practice of providing quarterly guidance. But we’re trying to give you perspective on, as we see the business shaping over the back half of the year and next year, that we provide you at least a framework to think about.

So as you look at the back half of the year clearly, we’ve benefitted from strong growth in the first half or the first quarter. We’ve mentioned that we believe second quarter revenue on a non-GAAP basis is somewhere between 11 to 16 percent. The business mix will continue to evolve as we go forward. And we feel reasonably comfortable with how we think about the rest of the year, relative to both the revenue velocity and the business mix.

Obviously, we’ll be subject to are there any macro-economic kick-ups or areas like that. But we’ll continue to focus on our execution and, look, our balance, all this is going to be on how we balance investments in the business, as well as how we manage both short-term and long-term profitability. And so we are continuing to think put investments into the business, principally around our go to market capabilities. And so you should realize that as we go forward.

But we’re comfortable in how we think about sort of the broad profitability profile, as we look at the back half of the year and then on into the following year. And we’ll continue to manage the balance sheet and P&L appropriately.

Frank Jarman	Okay. Thanks so much, guys.

Operator	Your next question comes from the line of Wamsi Mohan.

Wamsi Mohan	Yes. Thank you. It’s Wamsi Mohan, Bank of America. Hey, Michael, can you talk about any potential changes in the way you operate the business once public again through this transaction? You obviously noted profitable growth a few times. Any big picture changes you anticipate in running the business, go to market, et cetera, and I have a follow-up for Tom, as well.

Michael Dell	The simple answer is we don’t anticipate any changes. I think if you look at the last five years we’ve been consistently investing for growth and it’s been working. We’ve had steady, strong share gains across our businesses. And we intend to continue to do that.

Wamsi Mohan	And, Tom, just as a follow-up to the margin question. The increase in operating margin to your long-term target, are you primarily anticipating that to come from revenue leverage, or are there incremental cost opportunities and actions that we should expect over the next few quarters? Thank you.

Tom Sweet	That’s a good question, Wamsi. I think you ought to think about it like this. So we’re obviously — based upon the framework we just give you — we just gave you I should say, we’re obviously thinking about growth, right, but I want to make sure everybody understands that that’s balanced growth. We are not in the business of trying to drive a bunch of revenue velocity just for the sake of share gain. That growth has to have profit with it. And we also think about the fact that the mix of the business dynamics should change over time as we continue to drive velocity in areas like storage and data protection.

So we think the shape of the framework of the P&L should gradually mix in a different direction over time. Now we’ve been very clear I think with all of you that have followed us over the last couple of years that, hey look, storage is a bit of a work in process. We delivered a very strong Q1 on shipped storage revenue perspective. But we also told you that we had work to do on the product and solution roadmap, which Jeff is fully driving and we’re confident about where that stands.

But that’s going to be a work in process. And so I think you need to think about it like this. We’re going to continue to drive velocity. So we will get — you know, with our business model we get scale and that drives velocity and volume and revenue volumes drives a scale benefit for us, which is a positive, as well as a mix of business upward as you think about ultimately the business mixing with a stronger storage and data protection profile, as we move through the year on into the following year.

So that’s how we’re managing the business. We will always be looking at where we should be deinvesting from an Opex and cost perspective, as well as where we should be reinvesting. And I think we’ve demonstrated over the past couple of years our ability to deinvest in certain areas and reinvest in other areas. And so, look, that’s been the management philosophy around how we’re managing the business. I don’t think I expect that to change.

But, obviously, as we go forward we’re obviously going to make sure that as we think through where we are, relative to what we’re trying to do, we’ll make the appropriate decisions to build for long-term growth and sustainable revenue.

Wamsi Mohan	Thanks, Tom. Congrats on the transaction, Michael and Tom.

Michael Dell	Thank you.

Operator	Your final question comes from the line of Phil Winslow.

Phil Winslow	Hi, guys. Thanks for taking my question. Actually I have two of them. First, in terms of keeping the VMware stock floating and a separate entity, how much was the idea of just having a separate currency there, in terms of incentive compensation for VMware and the staff and management team over there. How much did that play into that, having essentially multiple categories here from an incentive perspective?

And then also just for the guidance on page 22 here. Just a question about EBIT and even margins when I compare page 17 and page 22, why don’t you give us more color on margin expectations over the next obviously just three quarters here versus what you saw in the trailing 12 months? Thanks.

Tom Sweet	Well hey, why don’t I start with the VMware comment and maybe Michael has a comment on that, as well. Look, I mean although I think VMware is an enterprise software class company with a broad reach. So I think we thought it was important for the VMware entity to continue to have a public currency, particularly as it relates to demonstration of financial strength, as well as for the — quite frankly, from a talent, talent attraction, talent retention for the types of software engineering talent that they compete with. So we thought — I think we continue to think that it was a pretty — it’s important for them to have that financial flexibility.

And I don’t know, Michael, if you would add anything to that.

Michael Dell	I agree with that. The same would be true at Pivotal. It’s the reason we took Pivotal public and if you look at the subscription growth last quarter 69 percent at Pivotal. Clearly an asset like that is going to be treated differently than if it were consolidated as part of an $87 billion company.

So I think you can all see what’s going on here in terms of exposing value.

So, Tom, do you want to address the other part of the question?

Tom Sweet	Sure, happy to.

And so look, I think how you ought to think about operating income margins and EBITDA is to your point on the referencing on Page 17 with the consolidate operating income margin of approximately 10 percent, and then with the guidance that we laid out in terms of longer term growth targets, which is ultimately migrating towards 12 percent of revenue as we move through the year.

Again, I think how we think about the business is, we’re going to be focused on how do we build and grow and accelerate storage and data protection; how do we continue to grow and take the benefit of scale through our revenue velocity. And as you’ve seen by our market premium framework, and that’s how we actually planned the business, just so everybody understands how we plan our business, we always bedrock ourselves on what is the market growth for the respective categories that we compete in. And then how do we think about our growth opportunities relative to the market and relative to our competitive environment.

And we plan our business around growth premiums to the market, because we’re not, I guess, forward smart enough, for lack of a better word, to understand where exactly is the market going to be in fiscal ‘21 or ‘22, but wherever it is, we want to grow at a premium to that rate.

And so the guidance we’re giving you says, look, we expect operating income profitability to migrate up over time. That’s both from the benefit of scale, and both from the benefit of the mix of the business, and we’re managing the cost and Opex structure appropriately while making the right investments in the business to drive towards that framework that we have provided.

So that’s how I think you should think about it. And we can clearly talk later should you have some more questions on that.

Phil Winslow	Great. Thanks guys, and congrats on the transaction.

Robert Williams	Great. Thanks, Phil.

And thanks Tom and Michael and Jeff.

We will be reporting our Q2 FY19 earnings results on Thursday, September 6th. We also expect to file an effective S4 in September. We are planning an analyst day for later that month, and we expect to hold a special meeting to obtain shareholder approval in October.

Thank you all for joining, and we’ll talk with you soon.

END

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